

Mail Stop 3720

June 4, 2009

Mr. Robert J. Barish
Senior Vice President and Controller
Verizon Communications, Inc.
One Verizon Way, 4th Floor
Basking Ridge, NJ 07920

      RE: **Verizon Communications, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed February 24, 2009

                Form 10-Q for the Quarterly Periods Ended March 31, 2009
                File No. 1-08606

Dear Mr. Barish:

      We have reviewed your supplemental response letter dated May 20, 2009 as well as your filing and have the following comments. As noted in our comment letter dated April 13, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Profitability Improvement

1.   We note your response to prior comment 4. Please include your response in future filings.

Critical Accounting Estimates

1.   We note your response to prior comment 14. We note that for purposes of impairment testing of your wireless licenses, you use the direct income based valuation approach for estimating future discounted cash flows to determine fair value. Tell us why you believe this methodology is an acceptable methodology to value the licenses. Also tell us how you are able to isolate the cash flows in your discounted cash flow model to be attributed to the licenses. In your response, please include details about the application of this methodology to the wireless licenses, an indefinite lived intangible, including the assumptions used.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Goodwill

2.   We note from your response to prior comment 17 that you have "operating activities organized around classes of customers or geographical locations" and that you "collect reliable revenue information and direct cost information for each of these." However, your reports provided with respect to your response to prior comment 20 does not appear to contain such information. Tell us who is provided with this information and why. Further, we note your statement that "profitability information is not available at either the customer or regional level." Since you have reliable revenue and direct cost information, then you have reliable implied margins, or "profitability information." Further, if such information is available and is provided to the CODMs, it appears that the information by class of customer or geographic location may meet the definition of an operating segment. Please advise. Refer to paragraphs 13-15 of SFAS 131 in your response.

Intangible Assets Not Subject to Amortization

3.   We note your response to prior comment 18. SFAS 34 permits the capitalization of interest necessarily incurred to bring a certain qualifying asset to the condition and location necessary for its intended use. Paragraph 9(a) defines qualifying assets as those that are constructed or otherwise produced for an enterprise's own use (including assets constructed or produced for the enterprise by others for which deposits or progress payments have been made). It is unclear to us how your wireless licenses meet this definition of "qualifying assets." Please tell us in more detail the factors your considered in concluding that these licenses are "qualifying assets."

Note 4. Wireless Licenses, Goodwill and Other Intangible Assets

Other Intangible Assets

4.   We note your response to prior comment 19. It appears to us that your response is not considered confidential. Please file this response on EDGAR or advise us in more detail why your request for confidential treatment is appropriate. Tell us your consideration of whether these amounts are investments rather than non-exclusive licenses since it appears that you have not identified the licenses to which you will have non-exclusive access.

Note 17. Segment Information

5.   We note your response to prior comment 20. Please confirm in writing that you have provided the staff with all of the reports that are provided to your chief operating decision maker (CODM) and that your CODM uses no other additional reports other than those you provided to us.

We further note from your response your reference to chief operating decision makers. Please identify for us who your chief operating decision makers are with specific reference to paragraph 12 of SFAS 131. Also confirm that all of those chief operating decision makers only utilize the reports that you provided to us when making decisions about resources to be allocated and assessing performance. If any of your chief operating decision makers are provided with other reports that are regularly reviewed by them, please provide such reports to us. Further, tell us in detail what you believe constitutes being "regularly reviewed" under paragraph 10 b. of SFAS 131.

We note from your Form 8-K dated October 27, 2008, containing your announcement of your third quarter results, that "FiOS was EBITDA positive in the third quarter." We further note several excerpts from your third quarter earnings conference call that "with regard to FiOS, (you) were on plan both *financially* and operationally," "reducing our structural costs, including access rates in VZB," "FiOS is on plan and it is actually EBITDA positive this quarter," and "which is why (you) actually upped some of (y)our own estimates on where (you) think (you) would be with FiOS." Finally, we note your Chairman and CEO Ivan Seidenberg's statement that you "have very, very specific performance metrics that (you) have been meeting now for the past two or three years," with respect to your FiOS business. All of these statements appear to imply that more detailed information is available and is being provided to your Chairman and CEO, President and COO, and EVP and CFO. Please advise.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director